

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2023

Stephen Fitzpatrick
Chief Executive Officer
Vertical Aerospace Ltd.
Unit 1 Camwal Court, Chapel Street
Bristol BS2 0UW
United Kingdom

   Re: Vertical Aerospace Ltd.
     Registration Statement on Form F-3
     Filed March 22, 2023
     File No. 333-270756

Dear Stephen Fitzpatrick:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: J. David Stewart